Exhibit 99.55

GREENBROOK TMS ANNOUNCES DATES FOR ITS

FIRST Quarter 2020 Financial Results

April 23, 2020 - Toronto, ON - Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”) will release its first quarter 2020 operational and financial results after market hours on May 12, 2020.

First Quarter 2020 Conference Call Details

Bill Leonard, President and Chief Executive Officer and Erns Loubser, Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on May 13, 2020 to discuss the financial results for the quarter.

Dial in Numbers:

Toll Free North America: (866) 521-4909

Toronto/International: (647) 427-2311

Webcast:

For more information or to listen to the call via webcast, please visit:

https://www.greenbrooktms.com/investors/events.htm

Conference Call Replay

Toll Free (North America): 1-800-585-8367

Toronto: 416-621-4642

Conference ID: 5855438

The conference call replay will be available from 1:00 p.m. (Eastern Time) on May 13, 2020, until 23:59 p.m. (Eastern Time) on June 12, 2020.

About Greenbrook TMS Inc.

Operating through 124 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 370,000 TMS treatments to close to 10,000 patients struggling with depression.

For further information please contact:

Erns Loubser

Chief Financial Officer and Treasurer

Greenbrook TMS Inc.

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867